Mail Stop 4561

November 26, 2008

D. Scott Kincer
Chief Executive Officer
Datascension, Inc.
407 W. Imperial Highway, Suite H314
Brea, CA 92821

>   **Re: Datascension, Inc.**
>   **Form 8-K Filed November 12, 2008**
>   **File No. 000-29087**

Dear Mr. Kincer:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief